BAYCORP HOLDINGS, LTD.
                1 New Hampshire Avenue, Suite 125
                      Portsmouth, NH 03801
            Phone (603) 766-4990  Fax (603) 766-4991



September 27, 2005


Michael Moran
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0308

   Re: BayCorp Holdings, Ltd.
       Form 10-K for the year ended December 31, 2004 filed
         March 31, 2005
       Form 10-Q for the quarter ended June 30, 2005 filed
         August 5, 2005
       File No. 1-12527

Dear Mr. Moran:

Set forth below are the Company's responses to the comments contained in the Staff's letter to BayCorp Holdings, Ltd. dated September 22, 2005 relating to the above-mentioned filings. For convenience of reference, the text of the comments in the Staff's letter has been reproduced herein.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 9A - Controls and Procedures, page 24

Comment 1

In future filings please revise the section on changes in internal controls over financial reporting to identify "any changes," not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Response

Future filings will reflect this change. Note our intention to file a 10-K/A as described on page 4.

Report of Independent registered Public Accounting Firm, page F-1

Comment 2

Your auditors have dual dated their report for certain matters discussed in Notes 1 and 8. Since note 1 is nine pages long with over 20 subsections, it is not clear exactly what information is related to the dual dating. In future filings, if applicable, please request your auditors to be more specific with regard to the information that the dual dating relates to.

Michael Moran                           BayCorp Holdings, Ltd.
Page 2
September 27, 2005




Response

In future filings, the auditor's report will be specific with regard to the information to which any dual dating relates. Note our intention to file a 10-K/A as described on page 4.

Note 2 - Taxes on Income, page F-14
Comment 3

Please tell us why you have only presented two years of income tax information related to income statement items. The disclosures in SFAS 109 that are required "for each year presented" should be presented for all three years. Please either amend your Form 10-K or show us what the disclosures will look like and revise future filings.

Response

The  omission of the third historical year was an oversight.  The
correct  disclosure  would have appeared as  follows.   Note  our
intention to file a 10-K/A as described on page 4.

2.  TAXES ON INCOME

The following is a summary of the provision (benefit) for income taxes for the years ended December 31, 2004, 2003 and 2002:

                December 31,   December 31,   December 31,
                    2004           2003           2002
                 __________     __________    ___________
  Federal
    Current        $ 2,000       $     -      $        -
    Deferred             -             -               -
                   $ 2,000       $     -      $        -
                   _______       _______      __________
  State
    Current        $17,000       $     -      $3,281,000
    Deferred             -             -               -
                   _______       _______      __________
                   $17,000       $     -      $3,281,000
                   =======       =======      ==========

  Accumulated deferred income taxes consisted of the following at December 31, 2004 and 2003:

                                       2004            2003
                                       ____            ____
Assets
  Net operating loss
   Carryforwards . . . . . . .      $10,732,000     $3,700,000
  Financial reserves . . . . .           29,000         14,000
  Unrealized gain/loss . . . .        2,136,000        820,000
  Other, net . . . . . . . . .          228,000        484,000
                                    ___________     __________
Accumulated deferred income
   tax asset . . . . . . . . .       13,125,000      5,018,000
Valuation allowance  . . . . .      (13,125,000)    (5,018,000)
                                    ___________     __________
Accumulated deferred income
   Tax asset, net  . . . . . .      $         -     $        -
                                    ===========     ==========

Michael Moran                           BayCorp Holdings, Ltd.
Page 3
September 27, 2005




  The following table reconciles the statutory federal income tax rate to those reflected in the federal income tax provision set forth above:


                            December 31, December 31,   December 31,
                                2004         2003           2002
                             __________   __________     __________

Loss before taxes . . . .   ($2,538,000)  ($4,167,504)   $62,073,000
Federal statutory rate. .           34%           34%            34%
Federal income tax
  liability (benefit)
  at statutory levels . .      (863,000)   (1,416,951)    21,105,000
Decrease (increase) from
  statutory levels
State tax net of federal
  tax benefit . . . . . .             -             -      2,153,000
State tax net of federal
  tax benefit . . . . . .        20,000             -              -
  Valuation allowance . .       906,000     1,416,951    (20,923,000)
  Other . . . . . . . . .       (30,000)            -        946,000
                            ___________   ___________    ___________
Total Provision . . . . .       $33,000   $         -     $3,281,000
                            ===========   ===========    ===========



Note 7 - Investment in HoustonStreet, page F-19

Comment 4

In   note   7  you  indicate  that  prior  to  consolidation   of
HoustonStreet the company's equity in HoustonStreet's earnings were $6.6 million. Please tell us where this item is reported in your income statement. If you have netted these earnings against any losses please justify your treatment under GAAP. We may have additional comment.

Response

The Company supplementally advises the Staff that the equity in HoustonStreet's earnings is not reported in the Company's income statement. The amount has been netted against suspended losses related to the Company's investment in HoustonStreet. Accounting Principles Board Opinion Number 18 (APB 18) "The Equity Method of Accounting for Investments in Common Stock," paragraph 19i states the following:

     "The  investor  ordinarily should discontinue  applying  the equity method when the investment (and net advances) is reduced to zero and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended."

The Company ceased recording losses in HoustonStreet during 2001 when the carrying value of its investment (including all advances and notes payable) was reduced to zero. The Company has no obligation to fund and does not guarantee any outstanding obligations of HoustonStreet. The Company did not record any portion of its $6.6 million share of HoustonStreet's earnings in the period preceding the consolidation of HoustonStreet during 2004, since such earnings were fully offset by suspended losses in the period between 2001 and January 1, 2004.

Michael Moran                           BayCorp Holdings, Ltd.
Page 4
September 27, 2005




Note our intention to file a 10-K/A as described below. We will revise the disclosure in Note 7 to include the following:

"Prior to the recapitalization, BayCorp held a minority ownership interest in HoustonStreet and accounted for HoustonStreet under the equity method. The Company ceased recording losses in HoustonStreet during 2001 when the carrying value of its investment (including all advances and notes payable) was reduced to zero. The Company has no obligation to fund and does not guarantee any outstanding obligations of HoustonStreet. The Company has not recorded any portion of its share of HoustonStreet's earnings during 2004 (preceding the consolidation of HoustonStreet), 2003 or 2002 since any such earnings were fully offset by suspended losses."


Exhibit 31

Comment 5

In future filings on Forms 10-K and 10-Q please delete the title of the officer in the opening sentence of the Certifications. The representations should be made by the individuals in all capacities, not just the capacity of the person's title. See question 11 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002).

Response

Future filings will reflect this change. Note our intention to file a 10-K/A as described below.

We ask that you kindly review this response to your September 22, 2005 comment letter. As disclosed in a Current Report on Form 8-K filed by the Company on September 16, 2005, a tender offer for the outstanding common stock of the Company that will be recommended by the unanimous vote of the Company's board of directors is about to commence. In view of that expectation, and in the interest of the Company's shareholders, who are anticipating the imminent commencement of the tender offer, we would appreciate receiving notification of acceptance of the foregoing responses (or any further comment) at your earliest convenience. Please note that because we expect that the Company's 2004 10-K will be referred to in tender offer materials and incorporated by reference in filings that will be made with the SEC, despite the fact that we anticipate that Staff's comments and the Company's response may not result in a requirement that the Company's filings be amended, we wish to reflect requests for future modifications in disclosures in the
Company's most recently filed 10-K.   Accordingly, we plan to
file an Amendment No. 1 on Form 10-K/A promptly upon being notified that the Staff has accepted our responses.

As  requested  in the SEC comment letter, BayCorp Holdings,  Ltd.
acknowledges that:

  - the company is responsible for the adequacy and accuracy of the disclosures in the filing;
  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Moran                           BayCorp Holdings, Ltd.
Page 5
September 27, 2005




If you should have any questions or comments about any of the items responded to in this letter, please call me at (603) 766-
4993.



                         Sincerely,


                         /s/ Patrycia T. Barnard
                         _______________________
                         Patrycia T. Barnard
                         Vice President - Finance



cc:  Frank W. Getman - President and CEO BayCorp Holdings, Ltd.
     Richard A. Samuels - McLane, Graf, Raulerson & Middleton,
     Professional Association
     Richard Condon - Vitale, Caturano & Company Ltd.